UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 3)1

Ezenia! Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

302311105
(CUSIP Number)

Samuel A. Kidston
North & Webster, LLC
10 Tower Office Park, Suite 420
Woburn, MA 01801
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 30, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON North & Webster, LLC IRS No. 68-0620417
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 738,157*
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 738,157*
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 738,157*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON OO

*Includes 140,000 Shares held in managed accounts over which North & Webster, LLC, has voting and dispositive power.

2

CUSIP NO. xxxxxxxxxx

1	NAME OF REPORTING PERSON Samuel A. Kidston
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 738,157*
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 738,157*
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 738,157*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON IN

* Includes 140,000 Shares held in managed accounts over which North & Webster, LLC, has voting and dispositive power.

2

CUSIP NO. xxxxxxxxxx

1	NAME OF REPORTING PERSON North & Webster Value Opportunities Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 598,157
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 598,157
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 598,157
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.08%
14	TYPE OF REPORTING PERSON PN

2

CUSIP NO. xxxxxxxxxx

The following constitutes Amendment No. 3 ('Amendment 3') to the Schedule 13D filed by the undersigned (the 'Schedule 13D').  This Amendment 3 amends the Schedule 13D as specifically set forth.  In connection with the Settlement Agreement described and defined in Item 4, North & Webster has withdrawn its nominations of Messrs. Bussone and Metayer for election at the 2010 Annual Meeting.  Accordingly, Messrs. Bussone and Metayer are no longer members of the Section 13(d) group.

ITEM 4	PURPOSE OF TRANSACTION

Item 4 is hereby amended to add the following:

On June 30, 2010, North & Webster Value Opportunities Fund, LP (“NW Fund”), North & Webster, LLC, Samuel A. Kidston and James Bussone (the “NW Group”) entered into a settlement agreement with the Issuer (the “Settlement Agreement”). Pursuant to the terms of the Settlement Agreement, NW Fund will have the right to appoint Mr. Kidston or another nominee (the “Stockholder Nominee”) to the Board of the Issuer in January 2011 in the event that the Company does not meet the revenue and operating income targets in its operating budget for fiscal year 2010 (the “Operating Budget”) and the NW Group continues to beneficially own at least 500,000 shares of Common Stock (such number of shares to be measured without effect of any stock split, reverse stock split or other recapitalization of the Issuer which may occur after June 30, 2010).  The revenue target in the Operating Budget is $4,736,004 and the operating income target is $(708,006). In the event a Stockholder Nominee is elected to the Board of the Issuer, the Settlement Agreement provides that such Stockholder Nominee shall serve as a Class II director, to hold office until the Issuer’s 2012 annual meeting of stockholders and until his successor has been duly elected and qualified or until his earlier resignation or removal.  If a Stockholder Nominee joins the Board, the Settlement Agreement provides that during the first quarter of fiscal year 2011, the Board will meet and specifically discuss the following matters: (i) the composition and size of the Board and the term of directors; (ii) the composition of the Issuer’s management; (iii) strategic alternatives that may be available to the Issuer; and (iv) a three-year strategic operating plan for the Issuer. Also pursuant to the terms of the Settlement Agreement, the Issuer has agreed to (i)not increase the size of the Board to more than seven directors before the 2011 Annual Meeting, except as may be required to add the Stockholder Nominee in accordance with the terms of the Settlement Agreement; (ii)(a) obtain the written consent of the Stockholder Representative before filling any vacancy in the Board prior to January 10, 2011 and (b) obtain the written consent of the Stockholder Nominee, if one is appointed to the Board in accordance with the terms of the Settlement Agreement, before filling any vacancy in the Board occurring between January 10, 2011 and the date of the 2011 Annual Meeting; (iii)arrange for representatives of the Board to meet with the Stockholder Representative during September 2010 to discuss the possibility of the Stockholder Representative attending meetings of the Board in a non-voting observer capacity through January 10, 2010, the decision as to this matter to be in the sole and absolute discretion of the Board; and (iv)reimburse NW Fund for its reasonable out-of-pocket fees and expenses incurred on or before the date of the Settlement Agreement in connection with its planned proxy solicitation and the negotiation and execution of the Settlement Agreement in an aggregate amount not to exceed $15,000.

Pursuant to the terms of the Settlement Agreement, NW Fund agreed to withdraw its stockholder nominations and agreed to cease all efforts to nominate or elect NW Fund’s nominees to the Board in connection with the 2010 Annual Meeting. The Settlement Agreement further provides that during the period from the date of the Settlement Agreement through January 10, 2011 (the “Standstill Period”), none of the members of the NW Group nor any of their affiliates or associates will:

•
effect or participate in, or assist others to effect or participate in: (i) any acquisition of any assets of the Company or any of its subsidiaries; (ii) any tender or exchange offer, merger or other business combination involving the Company or any of its subsidiaries; (iii) any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the Company or any of its subsidiaries; or (iv) any “solicitation” of “proxies” (as such terms are used in the proxy rules of the Securities and Exchange Commission (the “SEC”)) or consent to vote any voting securities of the Company;

•	form, join or in any way participate in a “group” (as defined under the Securities Exchange Act of 1934, as amended);

•	seek to control the management, the Board or policies of the Issuer;

•	nominate any persons as a director of the Issuer or propose any matter to be voted on by stockholders of the Issuer;

•	take any action which would reasonably be expected to force the Company to make a public announcement regarding any of the types of matters set forth in the first bullet above; or

•	enter into any discussions or arrangements with any third party with respect to any of the foregoing.

The standstill provisions will not restrict the NW Group’s ability to nominate any person as a director of the Issuer, or propose any other matter to be voted on by stockholders of the Issuer, at the 2011 Annual Meeting.

Pursuant to the terms of the Settlement Agreement, the NW Group has also agreed to:

•
cause all shares of Common Stock beneficially owned by each member of the NW Group and their affiliates and associates as of the record date for the 2010 Annual Meeting, to be present for quorum purposes and, in connection with the election of directors at such meeting, to cause such shares of Common Stock to be cast “for” or withheld from each director nominee in the same proportion as the votes cast “for” and withheld by all other holders of Common Stock; and

•
abide by the terms of the non-disclosure agreement executed with the Issuer, including with respect to the financial information provided to the NW Group pursuant to the terms of the Settlement Agreement.

The foregoing description of the Settlement Agreement is qualified in its entirety by reference to the Settlement Agreement, which is attached as exhibit 99.2 hereto and is incorporated herein by reference.

ITEM 6	CONTRACTS, ARRANGEMENT, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended to add the following:

On July 13, 2010, NW Fund, North & Webster, LLC and Mr. Kidston entered into a Joint Filing Agreement (the “Joint Filing Agreement”) in which the Reporting Persons who will remain Reporting Persons subsequent to this Amendment No. 3 agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

On June 30, 2010, the NW Group into a Settlement Agreement defined and described in Item 4 above and attached as Exhibit 99.2 hereto.

ITEM 7	MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby amended to add the following exhibit:

Exhibit No.	Exhibit Description

99.1	Joint Filing Agreement, dated July 13, 2010

99.2	Settlement Agreement, dated June 30, 2010

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the  information  set forth in this statement is true,  complete and correct.

Dated: July 13, 2010	North & Webster, LLC

	By:	/s/ Samuel A. Kidston
		Name:	Samuel A. Kidston
		Title:	Managing Member

/s/ Samuel A. Kidston
Samuel A. Kidston

North & Webster Value Opportunities Fund, L.P.

By:	North & Webster, LLC

By:	/s/ Samuel A. Kidston
	Name:	Samuel A. Kidston
	Title:	Managing Member